Exhibit 12
GMAC LLC

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 30,

($ in millions)	2007	2006

Earnings
Consolidated net (loss) income	($1,608)	$1,110
Provision for income taxes	241	766
Equity-method investee distribution	42	654
Equity-method investee earnings	(80)	(510)
Minority interest in consolidated subsidiaries and loss/(income) from equity investees	1	(10)

Consolidated (loss) income before income taxes, minority interest and loss/(income) from equity investees	(1,404)	2,010
Fixed charges	11,225	11,803

Earnings available for fixed charges	9,821	13,813
Fixed charges
Interest, discount, and issuance expense on debt	11,163	11,737
Portion of rentals representative of the interest factor	62	66

Total fixed charges	$11,225	$11,803
Ratio of earnings to fixed charges (a)	0.87	1.17

(a)	The ratio calculation indicates a less than one-to-one coverage for the three months ended September 30, 2007. Earnings available for fixed charges for the three months ended September 30, 2007, is inadequate to cover total fixed charges. The deficit amount for the ratio is $1,404 million.